Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

December 28, 2020
Via EDGAR
Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Funds, Inc. (the “Registrant”)
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 271 to the Registrant’s Registration Statement on Form N-1A
(the “Amendment”)
Dear Ms. White,
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Amendment, which you communicated to me by telephone on December 15, 2020. The Registrant filed the Amendment with the Commission on October 30, 2020, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 272).
Reissued Comments that Apply to Multiple Funds
Comment 1. In the past, we’ve provided comments on your filings that we don’t believe were satisfactorily addressed. Issues raised by these comments included: alphabetical presentation of risk disclosures; notional values to determine compliance with Rule 35d-1; and concentration-related comments, particularly with respect to looking-through to underlying investments and the method for including municipal projects. We continue to believe that these are issues and ask that you address them or acknowledge our disagreement in correspondence.
Response: The Registrant acknowledges the Staff’s disagreements. The below responses address each.

Comment 2. Rather than presenting the risks in alphabetical order, please reorder them to prioritize the risks that are most likely to affect the Fund’s net asset value, yield, and total return. After the more prominent risks are disclosed, the Staff notes the remaining risks may be listed in alphabetical order. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Registrant respectfully declines to make the requested change. The Registrant submits that the current order of the principal risks complies with the requirements of Form N-1A, which does not require a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily and compare them across funds when they are in alphabetical order. The Registrant further believes investors can easily review each Fund’s risks because, for most of Registrant’s Funds, the risks are succinct, only spanning one to two pages. Additionally, the Registrant specifically discloses that the principal risks are not listed in order of significance.
Comment 3. It is never permissible to use notional value of derivatives for purposes of the Names Rule because the 80% test is an asset-based test, not an exposure test. Please see references to the Names Rule as an asset-based test in Request for Comments on Fund Names - IC-33809.
Response: The Registrant confirms that it is aware of the Staff’s position. However, the Registrant respectfully submits that in the Names Rule Release, the Commission noted that the language in the Names Rule was modified to focus on "investments" as opposed to "securities," and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket. (Investment Co. Act Rel. No. 24828, Jan. 17, 2001 at n. 13). Moreover, the Commission did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.
Therefore, as disclosed, each Fund will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments. In the Registrant’s view, using notional value in certain instances is a better indicator of potential investment return and more accurately aligns the Fund’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.
Comment 4. The Registrant must look through to investments of underlying funds when calculating whether a Fund concentrates its investments in any industry.
Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.

Comment 5. The Staff believes the only exception to industry concentration should be securities issued by the federal government and municipals that are not tied to a specific project.
Response: The Registrant respectfully declines to revise this disclosure. The Registrant maintains its disclosure satisfies Investment Company Act of 1940 (“1940 Act”) § 8(b)(1)(E) as well as N-1A Item 16(c)(1)(iv), both of which require the Fund to state its policy on concentrating investments in a particular industry or group of industries and neither of which define what constitutes an industry or group of industries.
The Registrant believes its disclosure satisfies the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”). The government issuing the securities is still the party paying the buyer regardless of what happens in any industry related to the project.
Comments with Respect to the Blue Chip Fund
Comment 6. Please revise the strategies to disclose in greater detail the advisor’s investment selection and portfolio construction process. For example, your disclosure indicates that the advisor selects “financially sound companies” and companies that are considered “market leaders” and “household names,” but it doesn’t explain the analysis the advisor performs or the information it considers to make these determinations. Similarly, it is unclear how the advisor evaluates growth and earnings potential and what benchmarks the investment is compared against. We also note that you do not provide any details about portfolio construction constraints or parameters the advisor will follow. Please revise as appropriate.
Response:  The Registrant has revised the investment strategies to state that the advisor uses a bottom-up, fundamental process that analyzes individual companies to select securities. The Registrant respectfully submits that the prospectus adequately describes the Fund's principal investment strategies and therefore the Registrant declines to make further revisions.
Comment 7. Given that this is a blue chip fund, it is unclear why investments in smaller companies is included as a principal risk. Please advise or revise. (This comment applies to the chart in the statutory prospectus as well.)
Response:  Although the Fund invests at least 80% of its assets in securities of large capitalization companies, the Fund also principally invests in smaller companies. The Registrant will add related disclosure in the principal investment strategies.

Comments Related to the Global Multi-Strategy Fund
Comment 8. The Staff reissues a prior comment and reiterates its belief that the Fund does not meet the requirements for using the word “global” in its name. The Principal Investment Strategies state that “[u]nder normal market conditions, the Fund invests in securities of issuers located throughout the world, including the U.S., invests at least 30% of its net assets in foreign and emerging market securities, and investments tied economically to at least twenty countries.” Please change the 30% minimum to 40%, or 30% if market conditions are unfavorable, or add further disclosure to provide a basis for including “global” in the Fund’s name.
Response: The Registrant respectfully submits that its disclosed threshold is consistent with the Staff’s guidance. The Rule 35d-1 Adopting Release states that although a fund using “global” in its name is not subject to Rule 35d-1, the Staff “would expect, however, that investment companies using these terms [international and global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” (IC-24828, January 17, 2001, footnote 42). The ICI Memorandum presents the 40% threshold as “an example” of “one effective way” to show investments in a number of countries throughout the world, but the Staff “do[es] not believe, however, that this approach is compulsory.” ICI Memorandum dated June 4, 2012. See also Rule 35d-1 Proposing Release in Investment Company Act Release No. 22530 (Feb. 27, 1997) (“For example, while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different portfolios. Among other things, the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.”) (footnote omitted).
Comments Related to the Small-MidCap Growth Fund
Comment 9.  Please briefly explain how the Registrant estimated Other Expenses for the current fiscal year and determined that such estimate was reasonable.
Response: Other Expenses were estimated based on based on existing Funds of similar size and type. Assets Under Management for the calculation was based on the seed capital investment.
Sincerely,
/s/ Britney L. Schnathorst
Britney L. Schnathorst
Assistant Counsel and Assistant Secretary, Registrant

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